UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  --------------------------------------------
                                 (CUSIP Number)

                                February 5, 1999
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                                     Page 2 of 7 Pages
         ------------------------                                 --    --


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    16,299,237 shares
         NUMBER OF          ----------------------------------------------------
          SHARES             6      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   None
           EACH             ----------------------------------------------------
         REPORTING           7      SOLE DISPOSITIVE POWER
          PERSON
           WITH                     16,299,237 shares
                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    None
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,299,237 shares
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.77%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                                                     Page 3 of 7 Pages
         ------------------------                                 --    --



--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Kingdom Planet Hollywood, Ltd.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                    16,299,237 shares
                            ----------------------------------------------------
        NUMBER OF            6      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                  None
        OWNED BY            ----------------------------------------------------
          EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                     16,299,237 shares
          WITH              ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    None
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,299,237 shares
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.77%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------






                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                                                     Page 4 of 7 Pages
         ------------------------                                 --    --




ITEM 1(A).        NAME OF ISSUER:

                  Planet Hollywood International, Inc. (the "Issuer")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  8669 Commodity Circle
                  Orlando, Florida 32819

ITEM 2.           NAME, ADDRESS AND CITIZENSHIP OF THE PERSON FILING:

                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia.

                  This statement also is being filed by Kingdom Planet Hollywood, Ltd., a company organized under the laws of the Cayman Islands ("KPH"). KPH's registered office address is c/o Kingdom Holding Company, P.O. Box 8653, Riyadh 11492, Kingdom of Saudi Arabia. KPH is a direct, wholly-owned subsidiary of Kingdom 5-KR-10, Ltd. ("KR-10"), a company organized under the laws of the Cayman Islands. The registered securities of KR-10 are held by Coutts (Cayman) Limited ("Trustee"), as trustee of the Kingdom One Trust, a trust created by HRH for the benefit of himself and his family under the laws of the Cayman Islands (the "Trust").

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.01 per share, of the Issuer.

ITEM 2(E).        CUSIP NUMBER:



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS:

                  Not applicable.


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CUSIP No.                                                     Page 5 of 7 Pages
         ------------------------                                 --    --



ITEM 4.           OWNERSHIP:

                  As of February 5, 1999, HRH and KPH beneficially own in the aggregate the following:

                  (a)      Amount beneficially owned:

                           16,299,237 shares

                  (b)      Percent of Class:

                           16.77%

                  (c)      Number of shares as to which such persons have:

                           (i)      Sole power to vote or to direct the vote:

                                    16,299,237 shares

                           (ii)     Shared power to vote or to direct the vote:

                                    None

                           (iii) Sole power to dispose or to direct the disposition of:

                                    16,299,237 shares

                           (iv) Shared power to dispose or to direct the disposition of:

                                    None

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.


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CUSIP No.                                                     Page 6 of 7 Pages
         ------------------------                                 --    --



ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  KPH is wholly-owned by KR-10 which, as reported above, is held by the Trustee as part of the Trust. Under the terms of the Trust, HRH has the power to appoint a majority of the directors of KR-10, the parent company of KPH. Through HRH's ability to appoint a majority of the board of directors of KR-10, for the purposes of Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the securities beneficially owned by KPH.

                  Under the terms of the Trust, among other things, the Trustee is prohibited from selling or transferring or otherwise encumbering the securities of KR-10. Furthermore, HRH has retained the power to revoke the Trust and to appoint and remove the Trustee at any time and for any reason.

                  Since the Issuer's shares are held in the name of KPH, KPH has the right to receive dividends from or proceeds from the sale of the Issuer's shares; however, HRH, through HRH's ability to appoint a majority of the board of directors of KR-10, will retain the power to direct any disposition of such dividends or proceeds. Any funds distributed by KPH to KR-10, and from KR-10 to the Trust, will be held and administered by the Trustee, pursuant to the provisions of the Trust, for the benefit of HRH and his family.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10.          CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.                                                     Page 7 of 7 Pages
         ------------------------                                 --    --




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

       Date:            February 6, 1999

       Signature:       /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
                  -------------------------------------------------------------
       Name:            HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud


       KINGDOM PLANET HOLLYWOOD, LTD.

       Date:            February 6, 1999

       By:              /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
                  -------------------------------------------------------------
       Name:            HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
       Title:           President